Exhibit 19.1

Diamond Hill Investment Group, Inc.

Insider Trading Policy

1.
Purpose

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Diamond Hill Investment Group, Inc. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company engages in transactions or does business. The Company’s Board of Directors (“Board”) has adopted this Policy to promote compliance with U.S. federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

2.
Persons Subject to the Policy

This Policy applies to all directors, officers, and employees of the Company and its subsidiaries (collectively, “Associated Persons”) as well as all Family Members and Controlled Entities (each as defined in this Policy). The Administrators (as defined below) may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

3.
Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities (collectively, “Company Securities”), including the Company’s common shares, options to purchase common shares, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, and derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities. Transactions subject to this Policy include purchases, sales, and bona fide gifts of Company Securities.

Transactions by directors and officers of the Company subject to the disclosure requirements of Section 16(a) (“Section 16 Officers”) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), are also subject to additional requirements. See “Rule 144 and Section 16 Requirements for Directors and Officers” below for pre‑clearance, trading window, form requirements, and volume limitation details.

4.
Individual Responsibility

Associated Persons have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Associated Persons must not engage in illegal trading and must avoid the appearance of improper trading. Each Associated Person is responsible for making sure that they comply with this Policy, and that their Family Members or Controlled

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Entities, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Administrators (as defined below), or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

5.
Administration of the Policy

The Chief Compliance Officer and the General Counsel of Diamond Hill Capital Management, Inc., the Company’s subsidiary, or their designee(s) will serve as the administrators of this Policy (together, the “Administrators”). All determinations and interpretations by the Administrators will be final and not subject to further review.

6.
Statement of Policy

It is the policy of the Company that no Associated Person (or any other person designated by this Policy or by the Administrators as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through Family Members, Controlled Entities, or other persons or entities:

i.
Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans” and “Rule 10b5-1 Plans;”
ii.
Recommend that others engage in transactions in any Company Securities;
iii.
Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
iv.
Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no Associated Person (or any other person designated as subject to this Policy) who, in the course of serving as a director or working for the Company, as applicable, learns of material nonpublic information about a company: (i) with which the Company does business, such as the Company’s distributors, vendors, customers, and suppliers, or (ii) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.

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It is also the policy of the Company that the Company will not engage in transactions in Company Securities while aware of material nonpublic information relating to the Company or Company Securities.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

7.
Definition of Material Nonpublic Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•
Projections of future earnings or losses, or other earnings guidance;
•
Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•
A pending or proposed merger, acquisition, or tender offer;
•
A pending or proposed acquisition or disposition of a significant asset;
•
A pending or proposed joint venture;
•
A Company restructuring;
•
Significant related party transactions;
•
A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•
Bank borrowings or other financing transactions out of the ordinary course;
•
The establishment of a repurchase program for Company Securities;
•
A change in the Company’s pricing or cost structure;
•
Major marketing changes;

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•
A change in management;
•
A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•
Development of a significant new product, process, or service;
•
Pending or threatened significant litigation, or the resolution of such litigation;
•
Impending bankruptcy or the existence of severe liquidity problems;
•
The gain or loss of a significant customer or supplier;
•
A significant cybersecurity incident, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach, or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; or
•
The imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. To establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the first business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

8.
Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively, “Family Members”). You are responsible for the transactions

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of these other persons, and therefore, should make them aware of the need to confer with you before they trade in Company Securities. You should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. However, this Policy does not apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your Family Members.

9.
Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively, “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

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10.
Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. However, this Policy does apply to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. However, this Policy does apply to any market sale of restricted stock.

401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. However, this Policy does apply to certain elections you may make under the Company’s 401(k) plan, including: (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company Securities fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company Securities fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company Securities fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. It should be noted that sales of Company Securities from a 401(k) account are also subject to Rule 144 under the Securities Act of 1933, as amended (“SEC Rule 144”), and therefore, affiliates should ensure that a Form 144 is filed when required.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan; provided that, you elected to participate by lump sum payment at the beginning of the applicable enrollment period. However, this Policy does apply to your election to participate in the plan for any enrollment period, and to your sales of Company Securities purchased pursuant to the plan.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under any Company dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. However, this Policy does apply to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.

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Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

11.
Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Associated Persons (or any other persons designated as subject to this Policy) engage in certain types of transactions. Therefore, it is the Company’s policy that Associated Persons (and any other persons designated as subject to this Policy) may not engage in any of the following transactions:

•
Short sales of Company Securities;
•
Purchasing or selling publicly-traded options on Company Securities (including writing covered calls);
•
Entering into derivative or similar arrangements involving Company Securities; and
•
Entering into any speculative or hedging transactions.
•
For Company directors and Section 16 Officers, please see the additional restrictions and requirements in Section 13 below.
12.
Company Securities Procedures

The Company has established additional procedures to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety.

Transacting in Company Securities. All Associated Persons, including their Family Members, may only purchase, sell, or gift Company Securities while the trading window is open and no event-specific blackout is in place.

Periodically, Company senior leadership will close the window to trade Company Securities, which is typically done each quarter surrounding the time leading up to the filing of the Company’s 10-Qs or 10-K. Senior leadership typically sends an email notification when the window is closed and when it re-opens. If you are unsure whether the trading window is open or closed, consult the Company’s internal SharePoint site or contact the Administrators before engaging in any transaction.

If you believe you are in possession of material non-public information regarding the Company during a time when the trading window is open, immediately report it to the Administrators.

Event-Specific Restricted Periods. From time to time, an event may occur that is material to the Company and is known by only a few Associated Persons. So long as the event remains material and nonpublic, senior leadership will close the window to trading of Company Securities (an “Event-Specific Restricted Period”). The existence of an Event-Specific Restricted Period will not be announced to the Company as a whole, and should not be communicated to any other person.

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Even if the Administrators have not designated you as a person who should not engage in transactions in Company Securities due to an Event-Specific Restricted Period, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an Event-Specific Restricted Period.

Exceptions. The restrictions under “Transacting in Company Securities” above and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading “Transactions Under Company Plans.” Further, these restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.”

13.
Rule 144 and Section 16 Requirements for Directors and Officers

Rule 144 of the Securities Act of 1933, as amended, provides a safe harbor exemption from registration for resales of “restricted” and “control” securities by imposing conditions such as volume limits and, for larger sales, a short Form 144 notice filing. Section 16 of the Exchange Act requires directors and certain officers to report changes in beneficial ownership and subjects “short‑swing” profits (purchase and sale, or sale and purchase within six months) to recapture under Section 16(b).

This section applies to Company directors and Section 16 Officers. For ease of reference, this section refers to these individuals collectively as “Control Persons.” The following requirements apply to purchases, bona fide gifts, and sales of Company Securities by Control Persons:

•
Permitted when: (i) the trading window is open, (ii) no Event-Specific Restricted Period is in place, and (iii) the Control Person is not in possession of material nonpublic information.
•
Control Person must obtain pre-approval of the purchase, gift, or sale from the Administrators.
•
For sales of Company Securities only, the Administrators or the Control Person’s broker will file Form 144 with the SEC prior to executing the sale transaction
(if sale is greater than $50,000 or 5,000 shares).
•
Control Person must report trade details promptly to the Administrators and in a timeframe that enables the Administrators to file Form 4 with the SEC within two business days following trade date.

Additional Restrictions on Sale Transactions of Company Securities. The following additional restrictions apply to sales of Company Securities by Control Persons:

•
Volume Limitation: The aggregate of all shares sold by a Control Person (as well as the Control Person’s spouse and certain relatives and related trusts, estates, corporation and other entities) during any three-month period cannot exceed the greater of: (i) 1% of outstanding shares, and (ii) the average weekly reported volume of trading during the prior four calendar weeks preceding the filing of the Form 144 for the proposed transaction.

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•
Holding Period/Short Swing Profits: A Control Person who purchases Company Securities may not sell any Company Securities for at least six months after such purchase if such sale would result in a profit (including a paper profit) to the Control Person. Under the securities laws, this prohibition does not apply to non-discretionary (and, in very limited circumstances, discretionary) purchases and sales under the Company 401(k) Plan and the Employee Stock Purchase Plan. Similarly, a Control Person who sells Company Securities may not purchase Company Securities for at least six months after such sale if such purchase would result in a profit (including a paper profit) to the Control Person.
14.
Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) provides a defense from insider trading liability under Section 10b-5 of the Exchange Act. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Administrators and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for directors or Section 16 Officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plans during any 12-month period. Directors and Section 16 Officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.

Any Rule 10b5-1 Plan must be submitted for approval five days prior to entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

15.
Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not engage in transactions in Company Securities

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until that information has become public or is no longer material. However, the pre-clearance procedures specified under the heading “Additional Procedures” above will cease to apply to transactions in Company Securities upon the expiration of any Restricted Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

16.
Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then engage in transactions in the Company’s Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities, as well as enforcement authorities in foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

An individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. In addition, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

17.
Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Administrators.

18.
Certification

All Associated Persons must certify their understanding of, and intent to comply with, this Policy annually.

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